Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity	SIMS METAL MANAGEMENT LIMITED

ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DANIEL W. DIENST
Date of last notice	27 November 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	24 -25 February 2010

No. of securities held prior to change	596,293 American Depositary Shares

410,000 options to acquire American Depositary Shares

61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, both pursuant to the Sims Metal Management Long Term Incentive Plan (“SimsMM Plan”).

181,654 options exp 24/11/2015 issued 24 November 2008, and 178,037 options exp 23/11/2016 issued 23 November 2009, both pursuant to the SimsMM Plan

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Appendix 3Y
Change of Director’s Interest Notice

Class	As above
Number acquired	5,000 American Depositary Shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US $84,350
No. of securities held after change	601,293 American Depositary Shares

 410,000 options to acquire American Depositary Shares

 61,092 performance rights issued 24 November 2008, and 197,006 performance rights issued 23 November 2009, both pursuant to the SimsMM Plan

181,654 options exp 24/11/2015 issued 24 November 2008, and 178,037 options exp 23/11/2016 issued 23 November 2009, both pursuant to the SimsMM Plan
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y
Change of Director’s Interest Notice

Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3